  Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.
NAME AND ADDRESS OF COMPANY

Fury Gold Mines Limited (“Fury Gold” or the “Company”)
(formerly Auryn Resources Inc.)
1199 West Hastings Street, Suite 600
Vancouver, British Columbia, Canada, V6E 3T5

2.
DATE OF MATERIAL CHANGE

October 9, 2020

3.
NEWS RELEASE

On October 9, 2020, a news release of Fury Gold with respect to the material change described below was disseminated by Fury Gold through Business Wire and was filed on SEDAR under Fury Gold’s corporate profile at www.sedar.com.

4.
SUMMARY OF MATERIAL CHANGES

On October 9, 2020, Fury Gold completed the spin-out of its Peruvian assets to Fury Gold shareholders and the acquisition by Fury Gold of all of the issued and outstanding common shares of Eastmain Resources Inc. (“Eastmain”).

5.
FULL DESCRIPTION OF MATERIAL CHANGES

5.1
Full Description of Material Change:

On October 9, 2020 (the “Closing”), Fury Gold, pursuant to an arrangement agreement dated July 29, 2020 and amended by addendum dated October 8, 2020, among Sombrero Resources Inc. and Tier One Metals Inc. (together, the “SpinCos” and each, a “SpinCo”) and Fury Gold (under its former name, Auryn Resources Inc. (“Auryn”)) and Eastmain (the “Arrangement Agreement”), completed, among other things, the acquisition of Eastmain (the “Transaction”). The Transaction resulted in the creation of one stock exchange listed issuer, Fury Gold, and two unlisted reporting issuers (the SpinCos). Fury Gold is a Toronto headquartered Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Full particulars of the Transaction are set out in the information circular filed by Fury Gold (as Auryn) on SEDAR on September 3, 2020.

Creation of Fury Gold

The Transaction, which included the change of name of the Company from Auryn to Fury Gold, resulted in a Canadian-focused exploration and development company positioned in three mining regions across the country. In connection with the Transaction, the 112,340,434 outstanding (as of October 8, 2020) common shares of Auryn (the “Auryn Shares”) were reorganized and consolidated into 75,900,000 Fury Gold common shares (“Fury Gold Shares”), an effective consolidation ratio of 0.675626780 Fury Gold Shares for each Auryn common share outstanding.

The following table sets out the Fury Gold Shares issued and issuable on conclusion of the Transaction, effective October 9, 2020.

Type of Security	Eastmain Securities When Exchanged into Fury Gold (shares and dilutives)	Auryn Securities Adjusted to Fury Gold (shares and dilutives)	Total Fury Gold Securities
Common Shares	34,100,000	75,900,000	110,000,000
Financing			7,750,000
Subtotal Shares			117,750,000
Incentive Options	1,679,710(1)	2,461,184(2)	4,140,894
Warrants	1,279,592(1)	337,815(2)(3)	1,617,407
Total issued on a fully diluted basis			123,508,301

Notes:
(1)
The number of Fury Gold Shares issuable pursuant to the Eastmain options and warrants outstanding on Closing was determined based on an exchange ratio of 0.116685115 of a Fury Gold Share for each underlying Eastmain common share.

(2)
The number of Fury Gold Shares issuable on exercise of options and warrants of Fury Gold outstanding on Closing was determined based on a consolidation ratio of 0.675626780 Fury Gold Shares for each Auryn Share previously issuable. The exercise price of the Fury Gold options will be subject to a downwards adjust to reflect the distribution of the SpinCos based on the post completion volume weighted average trading price of Fury Gold.

(3)
On exercise of these Fury Gold warrants the holder will be entitled to receive 0.6756 Fury Gold Share, one share of Sombrero Resources and one share of Tier One Resources, for an exercise price of $2.96 per warrant. The proceeds of the exercise will be split as to 80% for Fury Gold, and 10% for each SpinCo.

On Closing of the Transaction, Shawn Wallace, Gordon Fretwell, and Antonio Arribas stepped down from, and Blair Shultz and Michael Hoffman were appointed to, the Board of Directors. Michael Timmins was appointed as Chief Executive Officer and Elizabeth Senez continues interim Chief Financial Officer of Fury Gold pending selection of a successor to work in the Toronto area.

Concurrently with Closing Fury Gold received approximately C$21.58 million pursuant to its financing of 7,750,000 subscription receipts completed on September 24, 2020, providing Fury Gold with approximately C$19.93 in available funds as of Closing as a result of cash payments to the Spincos.

Shares of Fury Gold commenced trading on the NYSE American on Monday, October 12, 2020 and on the Toronto Stock Exchange on Tuesday, October 13, 2020 (due to the Canadian Thanksgiving holiday) (ticker symbol on both exchanges: FURY). The issue of Fury Gold Shares to the holders of Auryn Shares was made, effective on October 15, 2020 and is expected to be made to the holders of Eastmain Shares effective on October 21, 2020, for those shareholders holding shares through brokerages and other intermediaries, and for registered shareholders Fury Shares will only be issued subject to the receipt of properly completed letters of transmittal the form of which was mailed to each registered Auryn or Eastmain shareholder, as applicable (and can be downloaded from the Fury Gold website or from SEDAR).

Spin-out of Peruvian Assets into Sombrero Resources Inc. and Tier One Metals Inc.

The Transaction resulted in the creation the Sombrero Resources Inc. (“Sombrero”) and Tier One Metals Inc (“Tier One”). An aggregate of 112,340,434 common shares of each of Sombrero and Tier One were distributed to the shareholders of the Company. The Company entered into a capitalization agreement with each SpinCo. Pursuant to the capitalization agreements, Sombrero received approximately C$8.7 million in cash, and Tier One received approximately C$4.2 million in cash (being approximately double the estimated amount disclosed in Fury Gold’s Management Information Circular dated September 3, 2020, due to the exercise of Fury Gold options prior to the completion of the Transaction). The amount transferred to each SpinCo is subject to final adjustment within 30 days of Closing.

In addition to the transfer of assets against issuance of shares of SpinCos, the capitalization agreements provide that each SpinCo jointly and severally indemnify Fury Gold for (i) any liability or obligation that the Company was obligated to pay in respect of the prior ownership or operation of the assets transferred to the SpinCos; and (ii) any liability for taxes payable by Fury Gold arising from (A) the distribution of the assets to the SpinCos or (b) the distribution of the shares of the SpinCo’s to the holders of Auryn Shares.

For further information concerning the Transaction please refer to Fury Gold’s management information circular dated September 3, 2020 and news dated October 9, 2020 filed on SEDAR under Fury Gold’s corporate profile at www.sedar.com.

5.2
Disclosure for Restructuring Transactions:

Not applicable.

6.
RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.
OMITTED INFORMATION

Not applicable.

8.
EXECUTIVE OFFICER

Mike Timmins
President and Chief Executive Officer
Fury Gold Mines Limited
(778) 729-0600
www.furygoldmines.com

9.
DATE OF REPORT

October 19, 2020